SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)



                           Kroll Inc.
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 Par Value
_________________________________________________________________
                 (Title of Class of Securities)


                          67083U 10  2
_________________________________________________________________
                         (CUSIP Number)


     Thomas M. O'Gara, c/o Taft, Stettinius & Hollister LLP
            425 Walnut Street, Cincinnati, Ohio 45202
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        October 10, 2001
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO. 67083U  10  2
_________________________________________________________________

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


     Thomas M. O'Gara
_________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                (a)
                                                       (b)
_________________________________________________________________
3)   SEC USE ONLY

_________________________________________________________________
4)   SOURCE OF FUNDS

     n/a
_________________________________________________________________
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

_________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen
_________________________________________________________________
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power         1,440,869 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power           7,500 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power    1,440,869 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power      7,500 |
|_______________________________________________________________|

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,448,369
_________________________________________________________________
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

_________________________________________________________________

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
_________________________________________________________________
14)  TYPE OF REPORTING PERSON (See Instructions)

     IN
_________________________________________________________________

Item 1.   Security and Issuer

          This statement relates to the common stock, $.01 par value (the "Common Stock"), of Kroll Inc., formerly The Kroll-O'Gara Company (the "Company"). The address of the Company's principal executive offices is 900 Third Avenue, New York, New York 10022.


Item 2.   Identity and Background

          This statement is filed by Thomas M. O'Gara, whose business address is c/o Taft, Stettinius & Hollister LLP, 425 Walnut Street, Cincinnati, Ohio 45202. Mr. O'Gara formerly was Vice Chairman of the Board and a director of the Company, a provider of specialized risk-mitigation products and services. He has been unaffiliated with the Company since August 16, 2001. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. O'Gara is a citizen of the United States of America.


Item 3.   Sources and Amount of Funds or Other Consideration

          Not applicable.


Item 4.   Purpose of Transaction

          Not applicable.


Item 5.   Interest in Securities of the Issuer

          (a) As of August 1, 2001, the Company had 22,437,653 shares of Common Stock outstanding. As of the close of business on October 9, 2001, Mr. O'Gara was the beneficial owner of 1,448,369 of these shares, representing approximately 6.4% of the Common Stock, as computed in accordance with Rule 13d-3(d)(1). Of Mr. O'Gara's shares, 23,150 are shares which he has the right to acquire under currently-exercisable stock options.

          (b) Mr. O'Gara has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of all shares beneficially owned by him, other than 7,500 shares as to which he shares voting and/or dispositive power with his wife, Victoria O'Gara (whose address may be deemed the same as his). Mrs. O'Gara is a citizen of the United States of America; all other information required by Item 2 is inapplicable.

          (c)  From August 10, 2001 through October 9, 2001, Mr.
O'Gara made the following sales of the Company's Common Stock.
All sales were made in brokerage transactions on The Nasdaq Stock
Market.

Date                   Number of Shares      Average Price Per Share
____                   ________________      _______________________

08/10/01                    5,000                     8.2450
08/13/01                    5,000                     8.0608
08/14/01                    5,000                     8.2746
08/15/01                    5,000                     8.1994
08/16/01                    5,000                     8.2000
08/17/01                    5,000                     8.1374
08/20/01                    5,000                     7.9150
08/21/01                    5,000                     7.6478
08/22/01                    5,000                     7.5570
08/23/01                    5,000                     7.5350
08/24/01                    5,000                     7.5250
08/27/01                    2,500                     7.2708
08/28/01                    7,500                     7.3833
08/29/01                    5,000                     7.5000
08/30/01                    2,500                     7.3500
08/31/01                    2,500                     7.0012
09/04/01                    2,500                     7.1700
09/05/01                    2,500                     7.0248
09/06/01                    2,500                     7.1500
09/07/01                    2,500                     7.0000
09/10/01                    2,500                     7.0500
09/17/01                   10,000                     9.3274
09/18/01                  190,000                     9.2921
10/03/01                   65,000                    11.3723
10/04/01                   25,000                    11.0000
10/05/01                   25,000                    10.7500
10/08/01                  131,000                    11.3759
10/09/01                  225,000                    13.2278

         (d)   Not applicable.

         (e)   Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         None.


Item 7.  Material to be Filed as Exhibits

         None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 18, 2001           /s/ Thomas M. O'Gara
                                 ________________________________
                                 Thomas M. O'Gara